Exhibit 99.7
CONSENT OF EXPERT
FILED BY SEDAR
March 30, 2011
British Columbia Securities Commission (Principal Regulator)
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut
Goldcorp Inc.

Re:	Report Entitled “Red Lake Gold Operation, Ontario Canada, NI 43-101 Technical Report” dated March 14, 2011 as amended March 30, 2011

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Ian Glazier, P. Eng., Mill Manager, Goldcorp Canada Ltd., Red Lake Gold Mines, to the public filing of the technical report entitled “Red Lake Gold Operation, Ontario Canada, NI 43-101 Technical Report” dated March 14, 2011 as amended March 30, 2011 (the “Report”) and to extracts from, or a summary of, the Report in the written disclosure contained in Goldcorp Inc.’s press release dated February 9, 2011 (the “Press Release”).
I hereby confirm that I have read the written disclosure contained in the Press Release and that it fairly and accurately represents the information in the Report that supports the disclosure.
Sincerely,
(“Ian Glazier”)
Ian Glazier, P. Eng.,
Mill Manager,
Goldcorp Canada Ltd., Red Lake Gold Mines